Revere Securities LLC

560 Lexington Avenue

16th Floor New York, NY 10022

September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Jenny O’Shanick

Re:	CCSC Technology International Holdings Limited
Registration Statement on Form F-1 (File No. 333-289769)
Initially filed August 22, 2025

Dear Ms. O’Shanick:

As the placement agent of the proposed offering of CCSC Technology International Holdings Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours, Revere Securities LLC

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Chief Executive Officer

cc:	Fang Liu, Esq. of VCL Law LLP